UNITED STATES              ---------------
                       SECURITIES AND EXCHANGE COMMISSION    SEC FILE NUMBER
                             Washington, D.C. 20549              0-15873
                                                             ---------------
                                   FORM 12b-25

                                                             -------------
                           NOTIFICATION OF LATE FILING       CUSIP NUMBER
                                                              517906 50 9
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(Check One):[X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB[ ]Form N-SAR

          For Period Ended:     December 31, 1997
                           -----------------------------------------------------
  [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K
  For the Transition Period Ended:
                                  ----------------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION


Lasergate Systems, Inc.
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Full Name of Registrant


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Former Name if Applicable


2189 Cleveland Street, Suite 230
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Address of Principal Executive Office (Street and Number)


Clearwater, Florida 33765
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(C) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

                          PART IV -- OTHER INFORMATION

         1. Name and telephone number of person to contact in regard to this notification


             Philip P. Signore           813                    803-1574
           ----------------------  ------------------     ----------------------
                  (Name)             (Area Code)             (Telephone Number)


         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes [ ]No

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         3.       Is it anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                  [X] Yes [ ] No


                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B
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                             Lasergate Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1998                      By: /S/PHILIP P. SIGNORE
      -------------                          --------------------
                                             Philip P. Signore,
                                             Chief Financial Officer

                                   Form 12b-25

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 could not be filed within the prescribed time period, since the Company, which is a small Company with limited resources and a small accounting staff, is in the process of seeking additional financing as well as in the midst of negotiating with two separate parties to enter into agreements with such parties to provide the parties with their ticketing requirements; the Chief Financial Officer is actively involved in these negotiations and his attention is vital to the financing efforts and the completion of such negotiations. As a result, the financial statements of the Company for the fiscal year ended December 31, 1997 have not been prepared during the prescribed time period.

                                  ATTACHMENT B

                          PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for fiscal year ended 1997 have improved over the results of operations for fiscal year 1996. There has been an increase in revenues and a substantial decrease in operating expenses. Although the resulting net loss for fiscal year ended 1997 is significantly less that the net loss for fiscal year ended 1996, there has been no substantial change in the results of operations between the first nine months of fiscal year 1997 and the last three months of fiscal year 1997.